Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following is a transcript of the investor conference call hosted on October 27, 2020, discussing the potential transaction between Callaway and Topgolf. An audio replay of this conference call was made available on Callaway’s Investor Relations website (https://ir.callawaygolf.com/news-and-events/presentations) on October 27, 2020.

OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

CORPORATE PARTICIPANTS

Brian P. Lynch Callaway Golf Company - Executive VP & CFO

Dolf Berle Topgolf International, Inc. - CEO & Director

Oliver G. Brewer Callaway Golf Company - President, CEO & Director

Patrick Burke Callaway Golf Company - VP of Finance & IR

William Davenport Topgolf International, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Alexander Rocco Maroccia Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst

Brett Richard Andress KeyBanc Capital Markets Inc., Research Division - Associate VP

Casey Jay Alexander Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Daniel Robert Imbro Stephens Inc., Research Division - Research Analyst

George Arthur Kelly ROTH Capital Partners, LLC, Research Division - MD & Senior Research Analyst

John David Kernan Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Joseph Nicholas Altobello Raymond James & Associates, Inc., Research Division - MD & Senior Analyst

Michael Arlington Swartz Truist Securities, Inc., Research Division - Senior Analyst

Susan Kay Anderson B. Riley Securities, Inc., Research Division - Analyst

PRESENTATION

Operator

Good afternoon, and welcome to the Callaway Golf and Topgolf Merger Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Patrick Burke, Head of Callaway Golf Investor Relations. Please go ahead.

Patrick Burke - Callaway Golf Company - VP of Finance & IR

Good afternoon, and thank you for joining our call to discuss the combination of Callaway and Topgolf. As a reminder, this call is being recorded and the press release and slide presentation regarding today’s news are available on the IR section of the Callaway website.

Before we get started, I’d like to take this opportunity to remind you that our remarks today will include forward-looking statements reflecting management’s current forecast of certain aspects of Callaway’s future. Unless otherwise noted, financial numbers discussed on today’s call are based on U.S. generally accepted accounting principles. In the few instances where we report non-GAAP measures, we reconciled the non-GAAP measures to the corresponding GAAP measures at the back of the presentation in accordance with Regulation G.

Joining me on today’s call from Callaway are Chip Brewer, our President and Chief Executive Officer; and Brian Lynch, our Chief Financial Officer. We are also pleased to have several members of the Topgolf management team joining us, including Chief Executive Officer, Dolf Berle; and Chief Financial Officer, William Davenport.

With that, I would like to introduce Chip Brewer.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Thank you, Patrick. Today is an exciting day for the future of our 2 companies and the sport of golf. The agreement reach between Callaway and Topgolf represents a transformative opportunity to create an unrivaled global golf and entertainment leader. Callaway has agreed to acquire the remaining 86% of Topgolf shares that we don’t already own in exchange for approximately 90 million shares of Callaway Golf Company.

Upon deal close, Callaway shareholders will own approximately 51.5% of the shares of the combined company, while Topgolf shareholders will own 48.5%. Notably, Topgolf’s largest shareholders, including Providence Equity Partners, WestRiver Group and Dundon Capital Partners have expressed support for the transaction and will be significant shareholders of the combined company. As such, representatives from each group, 3 in total, will join the Callaway Board of Directors: John Lundgren, current Chairman of Callaway’s Board of Directors will remain as Chairman of the combined company. I’m pleased to say that Erik Anderson, Topgolf’s Executive Chairman will join the Board and will serve as our Vice Chairman. And I’m fortunate to lead the combined company as its CEO. We expect the transaction to close in early 2021.

Turning to Slide 4. Let me start here by saying that these 2 companies just make a tremendous amount of sense together. It creates a unique new entity that would be difficult, if not impossible, to replicate. An entity that increases the competitive advantages and growth prospects of both companies. These are 2 highly complementary businesses that are well positioned in front of attractive trends in today’s new normal as well as trends that are expected to continue post-COVID. As you’ll hear throughout today’s call, consumer interest continues to accelerate in golf, and outdoor socially distanced activities remain highly appealing. Topgolf will continue to be a beneficiary of these trends, where same venue sales have already come back to 80% to 85% of 2019 sales.

With Topgolf, we see a company with multiple high-growth opportunities still in its early years of potential that can be supported and accelerated with Callaway. We see compelling addressable market opportunities across business lines with proven economics, a flywheel-like effect in the $80 billion golf market and exciting potential for innovation to grow revenue across digital connected networks. We will have massive reach across channels around the world to highly similar consumer markets in golf and outside of belts. Couple this reach with a portfolio of coveted brands with momentum, and there’s incredible opportunity to innovate and create enhanced value on a shared platform.

Topgolf touches 90 million consumers a year across its brands. 23 million people visited their venues in 2019 alone, with approximately 49% of those identifying as golfers. To get a feel for the significance of this, the National Golf Foundation estimates there are 24 million total golfers in the U.S. Topgolf will be reaching more U.S. consumers than this by 2022, if not in 2021.

For Callaway Golf shareholders, the transaction will more than double our growth expectations, while also creating a competitive advantage via access to golfers’ vulnerabilities. Together, we will be a focused high-growth platform with more than ample liquidity and cash flow to capture our potential.

Slide 5. Slide 5 here captures the incredible potential we see in these businesses. This combination will enable us to realize growth levels that neither business could achieve on its own. We expect to deliver approximately 10% annual revenue growth and adjusted EBITDA growth in the mid- to high teens. Long term, we have defined a clear line of sight to more than $1 billion of adjusted EBITDAS by the end of this decade.

Let me talk through our 2022 adjusted EBITDAS estimate of $360 million. Let’s start with the fact that although recent trends have been very good for our businesses, we believe it’s prudent to consider 2022 as our first full year of normalized post-COVID impacted operations. Now let us build from the last pre-COVID year 2019 to 2022. As you can see, the combined 2019 adjusted EBITDAS was $270 million, with approximately $210 million coming from Callaway Golf, and approximately $60 million coming from Topgolf.

Looking forward now, after a challenging spring in 2020, the Callaway Golf business and the game of golf itself is now experiencing unprecedented growth. With this tailwind, we believe that the long-term growth prospects of golf are likely higher today than they were pre-COVID. While we’re not in a position to quantify the effect of this tailwind, we are confident in the direction and the trend. Couple this with our track record of growing faster than the market and an apparel business recovering faster than anticipated, and we think it’s clearly reasonable to assume growth at Callaway as compared to 2019.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

For Topgolf, we start with a plan to add more than 20 venues from the end of 2019 through to the end of 2022. Then we expect that by 2022, all venues should be performing at an average unit level roughly consistent with the 2019 benchmark. With this, the venue additions alone would add approximately $100 million in adjusted EBITDAS. In addition, the Toptracer Range business will have achieved significant growth by 2022, and along with some incremental contribution from the media and international businesses. The sum of this is easily $360 million, with some cushion to spare. We have looked at this carefully and are confident in these estimates. We’ve also provided more detail on this in our appendix, which I encourage you to review.

Turning to Slide 6. And you can see the many opportunities that we have already identified as complementary growth drivers for the business. There is no question these businesses create a highly compelling position in golf, but I want to emphasize that the complementary fit is across the entire portfolio, Golf Plus, if you will. Together, we have a combination of brands, channels in a base of millions of consumers that will prove a powerful formula for our success. This is a set of consumers too that we think share highly single attributes that align with every brand in our portfolio.

As I’ve said already, these businesses just make sense together. We’ve already identified a number of areas where we can accelerate growth through collaboration. One of the most exciting examples has to be with Toptracer Range, where our golf partnerships all around the world can come together with Topgolf’s compelling technology. We also believe we can use Callaway Golf resources to drive Topgolf venue utilization, and the Topgolf’s consumer reach will significantly benefit Callaway Golf.

Turning to Slide 7. Now let me turn to the golf opportunity a bit more specifically. This company will have reach that will extend across the entire worldwide game of golf, from elite touring professionals to new and aspiring entrants to the game. This creates for Callaway Golf a competitive advantage and access to golfers’ vulnerabilities, a competitive advantage that we believe we can clearly monetize. Our brands across the spectrum are incredibly strong positioned and have a direct overlap with existing golfers.

At Callaway, we have the #1 driver in putter on tour and boasts the #1 brand rating with avid golfers, a position we’ve held since 2017. With Topgolf, golfers experience our brands off the course, from sharpening their game at Toptracer Ranges or experiencing the game for the first time at a venue. There is also the compelling potential for a flywheel-like effect across our businesses, an effect that grows new participants, along with increasing our relationship with them. Topgolf venues had an estimated 23 million visitors or guests in 2019. Approximately 49% of their guests are golfers, which obviously overlaps directly with Callaway’s core consumer. Equally exciting is the fact that of the 51% of guests identifying as non-golfers, 3/4 of them express interest in playing on-course golf after visiting. That is a really compelling connection between Topgolf experiences and creating new golfers. Add to this, the Toptracer Range is revolutionizing the driving range, where range owners report significant increases in sales following the technology installation, and you can see how connectivity from aspiring entrants to occasional participants leading to avid amateurs, hence, the flywheel of growth, supporting further growth, while all along providing a competitive advantage to the combined entity.

Turning to Slide 8. For those who may not be as familiar with the Callaway business, I’ll spend a few minutes here touching on what we think defines our company and our success. Callaway is the global leader in the premium golf equipment market, with a strong position in the complementary and fast-growing active lifestyle soft goods segment. We have delivered growth through our proven ability in brand building, manufacturing, distribution and marketing. This drives value to our shareholders with 54% 3-year growth in operating profit, and 187% 5-year total shareholder return. A good snapshot of how we position the business for success would be our recent investments to build out our e-commerce and supply chain capabilities, including the development of our new integrated distribution system. These investments have been critical in making sure our brands are able to meet customer expectations. As a result, we’ve seen strong growth in e-commerce sales, with Q3 apparel segment e-commerce sales growth of 108%.

Focused investments have propelled us to become the #1 ranked club company and the #2 ranked ball company, and created 7 consecutive years of growth above the overall golf market.

Now I’d like to turn it over to Dolf, who will share a bit more on the Topgolf business and its exciting growth story.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Dolf Berle - Topgolf International, Inc. - CEO & Director

Thank you, Chip. I’m very happy to be speaking with all of you today and to share more about Topgolf and why we are so excited for this combination with Callaway. But first, let me start off by saying how gratifying it is to fulfill my mission of bringing Topgolf into public company status as we joined the Callaway family of companies. I feel very privileged to have led the team that made Topgolf a truly global sports entertainment leader. I’m confident that under Callaway ownership, the Topgolf business lines will prosper and benefit from the numerous synergies that the combined company will realize. I see nothing but continued success for the Callaway and Topgolf teams together. My sole focus right now is to lead the team through the successful close of this combination and set these 2 teams up for success going forward. Looking ahead, though, I’ve decided my plan will be to pursue other leadership opportunities outside of Topgolf sometime after close.

Here on Slide 9, you can find an overview of our business. We think about Topgolf Entertainment Group in 3 brand segments. The first is our popular venues. This is what most people know about Topgolf. They’re cutting-edge entertainment facilities that have proven unit economics with long-term growth potential. The second is Toptracer Range. I would argue that this is the hidden gem within our business. Golfers are familiar with this technology from watching televised professional golf tournaments, but it is also a technology that we are using to transform driving ranges around the world. It is a capital-light, high-margin business model, and it is growing in the triple digits. The third segment is our media business. In many ways, this is the special sauce. With our digitally connected platforms and gaming expertise, we create experiences online and across our platform that present innovative avenues for sponsorship and other digital offerings reaching a wide audience.

Each of these segments are proven early-stage businesses with tremendous runway for growth. Topgolf generated $1.1 billion in revenue in 2019, and has achieved growth at a 30% compound annual rate since 2017.

Moving to Slide 10. Our venues business is the original Topgolf concept in a format that has been core to our brand growth. Our mission at Topgolfis to make golf accessible to people of all ages, demographics and skill levels. This is a whole new way to experience the game and have fun with family, friends or coworkers. Our venues are a social destination for all, with immersive gameplay, amplified technology and high-quality food and beverages, we create a memorable experience for our visitors. Each year, the millions of visitors to our venues not only are treated to a memorable experience, but they are also introduced to our brand, our technology platform and the community we create.

As we turn to Slide 11, you can get a sense of the growth to date of the venues in the United States. We have 58 operating venues today in the U.S. We’ve been successful in all regions and climates, north, south, east and west. We have also developed different size venues, which we rightsized for different sizes of cities. The format of our venues has shifted in recent years as we’ve expanded our addressable market opportunity by creating medium and small venue size formats. These smaller formats fit a broader range of demographic areas and maintain attractive unit-level economics. Internationally, we’re still in the very early stages. We have 3 owned venues and 2 franchised venues, and we expect multi-venue franchisees will be our primary path to international expansion.

While the outset of the pandemic forced the temporary closure of many Topgolf venues, we are fortunate that we have since reopened all of our locations across the network. These are outdoor venues where we have installed dividers between bays and can maintain social distancing. The result we’re seeing is a strong return to guest traffic in our venues with same venue sales recently between 80% to 85% of 2019 levels.

Looking at Slide 12 now, we break down the powerful economics of the venue business. We expect venues to generate, on average, $17 million in revenue per year, with an average venue level adjusted EBITDAS of $5 million per year. We’ve had great success in financing underlying land costs, and about 75% of the average venue construction costs via our REIT partners. Venues cost between $10 million to $40 million to build, depending on the size and the location. Via this financing approach, we see really attractive cash-on-cash returns of about 50%.

Turning now to Slide 13. With these attractive unit level economics, we see ourselves still very much in the very early stages of growth. With a target of 200 total venues in the U.S., we see more than 10 years of potential growth opportunity ahead of us just domestically. As of today, we have a very well-developed pipeline with 33 venues either under construction, contracted or under a letter of intent.

As I mentioned earlier, we’re just in the beginning stages of our international expansion, with an identified opportunity of 250 venues abroad, we are just 2% into that addressable market. We have a franchise model to capture this opportunity with an expectation that each franchise contributes about $1.1 million in revenue per year. With a demonstrated ability to open and operate international venues, including Monterrey, Mexico, the

U.K. and shortly in Dubai, we feel confident about our pursuit of international growth. As a whole, we have an identified path for this business to create more than $900 million in venue-level adjusted EBITDAS.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Now on Slide 14. We provide an overview on our groundbreaking Toptracer Range business. This business is built on our leading ball-tracing technology, which is best known for transforming televised golf. But what most people don’t realize is that it is changing how golfers experience the driving range and hone their game. Through connected cameras, we put your ball flight and all your shot stats on a screen, in the Bay when agolfer hits from within a roof structure, or onto your phone with a mobile app, if you are in an outdoor bay hitting off grass. This highly engaging experience for golfers has led to rapid worldwide Toptracer growth in just a few years. For context, we are seeing revenue growth in the past 3years in this business north of 200%.

Toptracer has created potential for us to create new innovative experiences for consumers. This year, we are using our gaming expertise to create a 9-shot challenge. Golfers around the world competed in a global tournament all connected by Toptracer ranges. In this first-ever rollout, we saw 80% participation from our range partners across 19 countries. With our growing network of Toptracer-enabled ranges, we are creating a digital infrastructure, through which we can push content to golfers across the globe. With Callaway’s leading position across golf, we see ample opportunityto grow this business and create new connected experiences that could encompass games, lessons, tournaments, fan events and more.

On Slide 15, Toptracer Range is a capital-light, high-margin model that will serve as a strong complement to our venue business over the long term. In 2020 alone, we’ve seen more than 3,500 installs as independent range owners have sought to benefit from the revenue upside that this technology presents. Many of our licensees have reported 25% to 60% revenue increases, which speaks to the shared opportunity in this technology. On a unit level, we see each bay generating about $2,000 per year, with an adjusted EBITDAS of about $1,500 per year per bay. We are on pace to deliver about 8,000 bays per year going forward with typical contracts with ranges running about 3 to 5 years. As a result, we see a clear path to generating $200 million in adjusted cash EBITDAS at the unit level.

As we turn to Slide 16, we outlined Topgolf’s media platform. As I hope you’ve heard so far, proprietary in-house gaming technology is central to our ability to deliver for our consumers across all brand segments. World Golf Tour, a leading mobile golf game, with 28 million members as of 2019, is another way we use our capabilities in game technology to create a really compelling position in the growing e-sports field. More importantly, perhaps is this gaming technology also creates innovative sponsorship and consumer engagement opportunities throughout our community of players, competing across our interconnected digital and in-person platforms. The recently announced partnership between Angry Birds and Topgolf is just one example of how we’d bring this to life. Looking ahead, we see incredible opportunity to deliver instruction, fitness and lifestyle content and experiences across our platform.

On Slide 17, collectively, our businesses have created strong momentum and proven financial results, including 30% annual revenue growth from 2017 to 2019. As you can see, we’ve also been able to achieve meaningful adjusted EBITDAS growth in the past 3 years, despite 2019 adjusted EBITDAS impacted a bit by growth infrastructure investment to achieve long-term earnings potential as well as a change in the lease accounting standard that negatively affected adjusted EBITDAS in 2019 versus prior years.

Turning to Slide 18. I want to speak to how these exciting high-growth businesses are proving resilient through the challenges presented by the global pandemic. Our teams have really stepped up during this difficult period to adapt our ways of working and we were able to safely open 100% of our U.S. venues as of early September. What we’re seeing is very encouraging. Our businesses are fundamentally outdoor-oriented experiences, where we can maintain social distancing. As consumers figure out what works best for them, we’re pleased to see that Topgolf is an experience that makes our customers feel safe. We have seen rapid return of our guests to our venue business, with Q3 same venue sales at 76% of 2019, recently moving up to 80% to 85%. We recognize that the pandemic is still a major factor for our business, especially as trends shift around the country. However, we’re encouraged by the structural advantages of our business as an outdoor, socially distanced space. We think this creates meaningful resilience in the months ahead. Just this past week, we again realized nearly 85% same venue sales versus prior year.

And with that, now I’ll turn it over to Brian to expand on how Callaway is moving through this year.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Brian P. Lynch - Callaway Golf Company - Executive VP & CFO

Thank you, Dolf. You can see by the strong preliminary results that we are reporting today. Callaway is realizing significant growth in equipment sales, bolstered by recent outperformance in the second half of the year. More people are playing golf. Beginners are starting out and occasional participants are returning in droves. This is showing up in the numbers, with Golf Datatech recently reporting Q3 retail golf equipment sales, up 42% year-over-year, a new record quarter for that industry. U.S. rounds played in September were up 25%, and new and returning golfers in Q2 were also up 20%. Remember, our apparel business is also directly focused on outdoor lifestyles, and we’re seeing a consumer preference for outdoor activity across our portfolio as seen in the incredible e-commerce growth we’ve realized in our apparel business.

Turning to Slide 19 now. As you saw in the press release, we have provided estimated results for the third quarter, where the uplift from equipment sales has positioned Callaway to deliver record quarterly performance, exceeding our year-over-year results across key metrics. Our field inventories are near historic lows, and our soft goods business is recovering above expectations thanks to outperformance in e-commerce. As a result, we estimate net sales of $476 million, non-GAAP EPS of $0.60 and adjusted EBITDAS of $87 million.

As we turn to Slide 20, I would like to spend a few moments highlighting Callaway’s strong financial framework and comfortable liquidity position. At the close of the third quarter, the company had more than $630 million of cash and availability under our credit facilities, which is nearly $300 million higher than the same period in 2019. This excess capital provides ample liquidity. Together, Callaway’s continued strong cash generation and ample liquidity will allow us to fund Topgolf’s growth. I’ll note that the timing works well for Callaway as we are substantially through our recent infrastructure investments in our business. We’ll be able to achieve these investments while simultaneously paying down debt, bringing our leverage to pre-Topgolf acquisition levels within 2 years. This is a combined company where we will have a strong ability to finance growth initiatives, while efficiently paying down debt putting us on a path to deliver on our goals.

Chip, back over to you.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Thanks, Brian. Together with Topgolf, we will have the brands and consumer reach to create an unrivaled golf business that is well positioned for long-term growth. We have a clear line of sight to generate more than $1 billion of adjusted EBITDAS by the end of this decade. We will be the leader across the entire golf spectrum, from elite touring professionals to new and aspiring entrants to the game. Topgolf is a company that we know well. We first invested in 2006, and the companies have maintained a strong partnership since. I personally have been on the Board of Topgolfsince 2012.

Our significant customer overlap provides a distinct advantage as we seek to expand relationships and experiences with consumers. With Callaway’s strong financial platform, we can invest for growth and accelerate the exciting potential for the Topgolf brand, both here in the U.S. and internationally. For Callaway Golf shareholders, the transaction will more than double our growth expectations, while also creating a long-term competitive advantage via access to golfers’ vulnerabilities. Together, we will be a focused high-growth platform, with more than ample liquidity and cash flow to capture our potential. We have tremendous respect to the Topgolf brand that Dolf and his team have built and are grateful that he has agreed to continue to lead the company through transaction close. We could not be more excited to come together with such an iconic and well-regardedbrand, and we can’t wait to see what our 2 companies can accomplish together.

With that, I’d like to open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). And our first question will come from Brett Andress of KeyBanc Capital.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

So encouraging to see same venue performance in that 80% to 85% of 2019 range. But I guess what does the walk up consumer business mix look like today versus maybe the corporate event business? And then also, is that 80 — the 80% to 85% numbers of revenue number, I guess, what does that look like on EBITDAS as well?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Brett, the walk-in is recovering very quickly and is now close to last year’s levels. And the corporate business is obviously more impacted, although we’re also seeing some recovery. Dolf, would you like to add any color to any of that?

Dolf Berle - Topgolf International, Inc. - CEO & Director

Sure, Chip. Well, I think it’s a good question, and we’ve had a number of venues that have actually been outperforming previous year when it comes to the walk-in. And as you said, it’s quite strong. 29% of the business historically has been the events business, and that is a combination of both corporate events and also social events, which are family-type events. And the family events are holding up quite nicely, but the corporate events are down. And this is fairly typical when you have a down cycle such as we’re having today. I’ve experienced it several times over the course of the last 20 years in businesses that have events, and corporate events have always come back, whether it was the dot-com boom or the last recession. But I think that will take a little bit of time. And so the 80% to 85% is, in fact, a combination. But by virtue of that combination, we’re trending meaningfully higher than that on the walk-in business. And the events business is still a little bit less than half what it was previously.

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

And then — is the EBITDAS 80% to 85% as well?

Dolf Berle - Topgolf International, Inc. - CEO & Director

Some venues are running that high. However, there’s a fair amount of leverage that comes with each sales dollar once you get up above a certain threshold. So what’s working in our favor at the moment is that we did take a number of measures to improve margins earlier this year at the unit level, and also as it related to corporate overhead. And so we’re seeing some good early results in both cost of goods sold as well as labor from an efficiency standpoint. But from an overall EBITDAS standpoint, we’re still climbing our way back to an overall positive. And we were, in fact, positive in Q3.

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

Got it. Okay. And then my follow-up, Chip, when you and the Board decided to go down this path, I guess, why did you think that now was the right time? And did you take into account, if there was another COVID shutdown, a potential recession, I mean, what — did you take that in accounts you were deciding to kind of go forward here?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Yes, Brett, good questions, both. And I’ll take them in turn. So first of all, clearly, the events of this year presented us with a unique opportunity. And we’re thrilled that both Boards saw each other as the right partner at this time. From the Callaway Golf perspective, this is something we’vethought about for a long time. We’ve been investors in this business since 2006, I’ve been on the Board since 2012. And since the time I’ve been with the company, there have been various discussions and thoughts about the merits and strong logic behind some sort of a merger. But never was able to be consummated or fully realized. We have a deep insider knowledge of this business and strong relationships, which obviously is very

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call favorable from a combination and a due diligence and analysis position. We probably, outside of the team, inside of Topgolf, have the most unique ability to make good evaluations and judgments on that. And obviously, it’s benefiting right now by some great trends the surge in golf, which is completely — had our business recover, and we’re in a position of announcing a record quarter with an extremely strong capital position. The desirability of open air, outdoor social activities, such as Topgolf, and how strong they are performing and how well they’re positioned to go forward our knowledge of that. Brett, you have to really think through how well positioned Topgolf is in this COVID environment. It’s an outdoor venue where they actually have barriers in between the base to provide further safety and security, and you have a group of only up to 6 people, can be completely socially distance from everybody else in an outdoor environment. It’s, quite frankly, a perfect fit, and you’re seeing it in the results. 77% of the customers that are surveyed at Topgolf indicate that it’s going to have the same or a bigger role in their lives post-pandemic. And so there’s a lot of reasons why this is an excellent time. And — but clearly, it does have some risk, and we have to be sensitive to that and model those.

And so let me answer the second part of your question then. We clearly — we’re very attentive to the risk side of this deal, and we planned conservatively, and we do expect some more volatility through 2021. Anybody’s ability to forecast that is challenged in today’s era. But what we are comforted by is that our model and plan can absorb any reasonable volatility without either requiring a meaningful change in plans or forecast or requiring any outside capital. For instance, if there was volatility, such as increased localized restrictions, some short shutdowns, other activities that impacted venue sales or local conditions, that would be impacted within the model and the estimates that we’re providing you without creating any change in our business plan, our capital needs, and it would not impact the anticipated strong returns to the Callaway Golf shareholders.

Paying that even further now. Let’s look at the worst, worst-case scenario, which is unfortunately something that we all have to have a plan for, and that’s a full shutdown like we experienced earlier this year. All venues in Callaway Golf, followed by a significant recession, we would have the capital to get through that. We would then have to modify the plans for spending, both capital and OpEx, but we can easily do that and have a plan for that, where we can reduce our spend significantly. We have various scenarios to be able to take out $100 million, $150 million, $200 million, or it may be more from the plan. This would impact the forecast we’re providing today, and those would need to be updated. But the IRR of the deal would still be meaningfully above our weighted average cost of capital, and this would still be a positive deal for the Callaway Golf shareholders.

Operator

Our next question will come from Joe Altobello of Raymond James.

Joseph Nicholas Altobello - Raymond James & Associates, Inc., Research Division - MD & Senior Analyst

Congratulations. I just wanted to follow up on Brett’s question. I think, Chip, 9 months ago, you guys were looking to monetize the stake. And today, you’re buying the rest of it. So I’m curious what changed in your mind over the previous, call it, 9 months or so, to make you move in the opposite direction?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Joe, to be 100% honest, opportunity. As mentioned, this is something that we have considered for as long as I’ve been on the Board of Callaway Golf. We’ve been a fan of this business, and I think the trends are arguably even more favorable for both of these businesses now than they were a year ago or 9 months ago. I think that the long-term prospects of both businesses are improved, and that they’re even stronger together. 9 months ago, we didn’t see that this would even be a glimmer of hope in our eye, but it has developed to the point where we’ve had what I think is a transformational opportunity, and we have — delighted that both partners have decided to proceed down this path.

Joseph Nicholas Altobello - Raymond James & Associates, Inc., Research Division - MD & Senior Analyst

That’s helpful, Chip. And secondly to follow up, I think you guys mentioned you expect to get back to a 3.6x leverage ratio by the end of ‘22. What’s the projected leverage ratio at closing?

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Brian P. Lynch - Callaway Golf Company - Executive VP & CFO

Well, projecting leverage ratios during the pandemic is very challenging because the impact of EBITDAS from both of them. So it’s not a really meaningful number. That’s why we’re focused on the 2022, really when we get back to normal levels of operations.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Yes. I think that, Joe, the right way to think about this would be how much capital we have, while we have the EBITDAS as being so challenged by what was clearly now in the rearview mirror. And then going forward, looking at that normalized leverage ratio.

Operator

Our next question will come from Daniel Imbro of Stephens.

Daniel Robert Imbro - Stephens Inc., Research Division - Research Analyst

Chip, I wanted to circle back to a comment you just made. The industry is improving, but when we think about that 2022 $360 million EBITDAS outlook, the golf industry is growing, you’re taking share, obviously, some of the inefficiencies from recent years in the golf side and the apparel side should be gone. I think you laid out $100 million of EBITDAS from new Topgolf facilities. Maybe just help me walk through that bridge again to get to $360 million? And maybe what are some of the offsets as to why the golf business shouldn’t be more profitable than 2019 when we build up that bridge?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Daniel, don’t misunderstand me. I wasn’t saying that, that was the max. It wasn’t aspirational. We’re giving you a number that we’re confident in. And so I think that is — my point was that it’s totally reasonable to assume that the golf — the Callaway Golf business will have a higher EBITDAS in 2022 than it had in 2019. And then the bridge, as mentioned on the Topgolf EBITDAS was to give you confidence in the $360 million, which I think I must have accomplished.

Daniel Robert Imbro - Stephens Inc., Research Division - Research Analyst

Noted. I appreciate it. And then maybe to follow-up, can you talk about the ability to drive revenue synergies? I think there was a slide or 2 about it. But could we see Callaway clubs at Topgolf facilities? Could these become like opportunities to fit new golfers into your equipment? And is there any other opportunity on the apparel side here now that you build up golf line. Can you help us just think about what that opportunity could mean for equipment and apparel from a synergy standpoint?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Absolutely. Because the synergies here are just, in my opinion, wildly compelling and clear. These businesses fit very well together. And by combining both businesses, we’ll hear, it has a clear competitive advantage just because they’ve merged together. When you look at the Callaway side, our ability to promote and sell product through the consumer reach and the venue-based business of Topgolf is quite compelling. Just starting on the numbers, there’s 24 million golfers in the U.S. Topgolf in 2019 had 23 million people visit its venues. And by ‘21 or ‘22, it will probably be in that 30 million range. And half of those, or 49% to be precise, identify as golfers. So the overlap there and the ability to promote and potentially sell either directly or via our wholesale partners product, to those consumers through the venues and through Toptracer Range is quite tangible. You can imagine fitting centers. You can imagine the ability to display. You can imagine events that would all be highly accretive to the market share and

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call to the exposure of the Callaway Golf product and particularly interesting to the consumer in that venue. And that same thing will happen on the soft goods side. TravisMathew is already a supplier of product into Topgolf. And I’m just guessing that their market share might go up a little bit.

There’s also a flywheel effect of these whole thing with the fact that Topgolf is going to be the greatest source of new golfers into the market of any potential source if it’s not now already, it will be shortly. And that’s just that same math that we walked through a minute ago. With half of the golf visitors to Topgolf not being golfers. But they’re clearly expressing the interest in being golfers. And we will have greater access to them as well, from CRM systems, et cetera. And then down the road, the ability to look at what is currently white space, but digital networks that we can tie into the Toptracer Range business, and therefore, promote content and product to these avid golfers that are visiting Toptracer Range on the digitally connected range business. It gets quite exciting when you put these 2 business together. And that’s simply talking about it from the Callaway point of view. The synergies are equally compelling on the Topgolf side.

Daniel Robert Imbro - Stephens Inc., Research Division - Research Analyst

Got it. And then just to tie those 2 together, and there’s no synergies included in your long-term outlook, just to clarify?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

No. Because of our conservative nature and the strength of this deal, the deal did not need it. It has highly appealing returns without the need to bake in the synergies. These synergies, I believe, strongly in. I believe, they’re really compelling. But they’re difficult to be precise in estimates right now. And so correct, they are not in the projections. They would be either upside or offsets to other challenges that could develop.

Operator

Our next question comes from Mike Schwartz of Truist Securities.

Michael Arlington Swartz - Truist Securities, Inc., Research Division - Senior Analyst

I wanted to just follow-up on the question on revenue synergies, or to the Toptracer Range side of the business. Chip, is there any — or Dolf, is there any color on how many of the existing Toptracer Range locations are also Callaway retail partners?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

The — I’ll take it, Dolf, and then you can jump in. But I don’t have specifics on how many are Callaway retail partners, but in generality, all of the Toptracer Range customers are our customers. And we have unrivaled reach into those additives, quite frankly, much larger scale and reach than Topgolf is able to put into play right now. So one of the clear synergies that we’re going to be able to deliver is we’re going to be able to accelerate the growth of the Toptracer Range business in that penetration. And that’s a highly exciting business that, not only has got very compelling economics as it currently exists, but it creates even more white space when you start thinking about these digitally connected networks and all the things that you can do with those going forward. So we’re wildly excited about that, and that’s a business that I think a lot of people don’t even know Topgolf has, but it’s now achieving just nascent scale and kind of almost on a breakaway ramp now and a clear synergy. Dolf, do you want to add any color to any of that?

Dolf Berle - Topgolf International, Inc. - CEO & Director

Sure. Well, today, we have roughly 7,500 bays across 29 countries. And we have raving fans in terms of the driving ranges that are enjoying such great economics once they install the technology. Next year, we think that we can double the size of the business and add another 8,000 base. And a limiting factor for us has simply been sales reach, as Chip described. And so we’ve worked very hard under the leadership of Ben Sharpe,

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call who’s the President of our Toptracer Range business, to build the tremendous momentum that we have today. But the very idea that we could have a much more substantial knowledgeable sales force, that is resident already in Callaway, who have good relationships with driving ranges literally across the world, is something that unlocks a huge amount of potential. So we are very fired up about the potential that Callaway can bring to our opportunity with Toptracer.

Michael Arlington Swartz - Truist Securities, Inc., Research Division - Senior Analyst

That’s great color. And then, Chip, just a clarification on your growth outlook. I think you said growth outlook, longer term, is 10% and that double what you could have done a long time, assuming that means 5% is what you kind of feel the golf business can do. That seems pretty similar to your outlook, generally speaking, before COVID. But you’ve also had — you’ve obviously had a lot of positive commentary on kind of the pre — or the post-COVID trends. So am I thinking about that right? Or is that 5% more of a starting point for the equipment business?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Well, the equipment business pre-COVID was a — the industry itself was a 1% to 2% growth in this business. We continually outperform that business. But as you become the dominant share that — in golf specific would become harder and harder. I believe we would be able to continue to outperform the market, but the market itself — now I believe golf will now grow faster without a doubt. I can’t quantify that for you right now. It’s surging incredibly strongly right now. And right now, we don’t see an end sight to that. But that will — an end to that will happen. But the tailwinds will be stronger for us, and the growth rate of the golf industry will be stronger. Our software and apparel segment grows much faster than the golf business, so our blended would be a little higher than that. It’s the EBITDAS that I was really focused on where I’m looking at the profitability intotal. And the EBITDAS growth that we’re talking about in the mid- to high teens is more than double what would be expected by the Callaway Golf business alone, and a clear benefit of the merger, plus a stronger competitive advantage in the marketplace.

Operator

Our next question will come from John Kernan of Cowen.

John David Kernan - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Yes. Excellent. And congrats to everybody on the Callaway and Topgolf team, obviously, a very exciting day for both of you. A lot of work put into all this. So maybe we could go back to the bridge between fiscal ‘19 and fiscal ‘22, and the margin profile of the business. It looks like there’s quite a bit of gross margin expansion, a little bit of step-up in the OpEx line. I’m just — maybe you could walk us through some of the assumptions on the margin profile of the business as we go into fiscal ‘22? Topgolf obviously has a superior gross margin. Just curious what the outlook is for the margin — the gross margin and OpEx line for that business as we head into fiscal ‘22?

Brian P. Lynch - Callaway Golf Company - Executive VP & CFO

Sure. As you correctly noted, John, that they have a very high-margin profile. For the gross margin, it wouldn’t even, I don’t think, report this if they were just a stand-alone company. It’s just a small piece of their business. It’s largely food and beverage that they have gross margin in. And as you can see, they’re in the high — mid- to high 80%. A lot of their operating expense is where their costs come in, and I’d say 20% — probably approaching 30% is just labor in all the venues. And so I think that’s the trend you see once you blend it in with ours, you see our gross margin going up. William, is there anything you’d like to add to that?

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

William Davenport - Topgolf International, Inc. - CFO

No, no. I mean I think as we mentioned, we will — we expect to return to our margin levels in 2022 that we achieved in 2019. It’s just our mix of more growth balances against the investments we’ve made on the corporate overhead side that will improve our margin going forward as well.

Operator

Our next question will come from Susan Anderson of B. Riley.

Susan Kay Anderson - B. Riley Securities, Inc., Research Division - Analyst

Congratulations on the deal. I was curious, can you talk about how much CapEx will be needed annually for Topgolf? And will this be funded by free cash flow?

Brian P. Lynch - Callaway Golf Company - Executive VP & CFO

Susan, this is Brian. They will become self-funding in 2024, and we’re estimating between basically 2021, ‘22, ‘23, we’ll have to invest approximately $325 million over that time. The good news is, we do not need to raise any capital for that. We already have that. At the end of September 30, we had over $630 million in available liquidity, and Topgolf had $200 million in cash. So it will be self-funded internally during that period. A good significant portion of that, though, is discretionary. So — and I know some people wonder about COVID and the amount of capital involved, but we could pull back on that if we needed to. But if we want — but under this plan, we would invest about $325 million over that period.

Susan Kay Anderson - B. Riley Securities, Inc., Research Division - Analyst

Got it. That’s helpful. And then just the economics of the different sized boxes, I think you said you rightsized them by geographic location. The smaller boxes are the margins — the EBITDAS margins are any different? I mean, obviously, the EBITDAS dollar amount is different, but are the margins in any different from the larger boxes? And then maybe if you could also talk about the economics of the international box?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Sure. I’m going to — Dolf, I’m going to throw that your way.

Dolf Berle - Topgolf International, Inc. - CEO & Director

Great. Yes. So we see the same margins and cash-on-cash returns for our 72 Bay and 102 Bay locations. We have over 10 of the 72 Bays, and the remainder, large. We’ve just started building these smaller venues, Augusta and Chattanooga are examples, and they’re off to a good start from a revenue standpoint, and we’re dialing in the middle of the P&L. And so our model shows that they would have the same returns and the same EBITDAS margins that you would find for the larger venues. So it’s a little bit early to say on the smallest ones, but we’re optimistic, and we’re doing all the things that I think will make us successful. As it relates to the international business, that is a franchise model. And so as we referenced earlier in the presentation, we’re expecting $1.1 million in royalty revenue from each of the large and mediums — on average, the — what we’re seeing from the venues that are franchised internationally. And so the actual unit-level margins are pretty high there because we have it as a royalty stream. And we have some overhead costs that we put against those streams. But over time, there’s a tremendous amount of leverage that comes with the franchise model. And we should have nice growth going now with several venues under construction and a great pipeline.

Operator

Our next question will come from Alex Maroccia of Berenberg.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Alexander Rocco Maroccia - Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst

As it pertains to the business expansion at Topgolf, can you discuss the real estate strategy for new sites? How you plan your land deals versus competitors? And the time line for that 200 domestic venue mark?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Alex, we won’t go into too much detail in terms of how we plan the specific locations and negotiate the real estate deals because it’s a competitive issue, and we want to maintain our confidentiality on that. I can tell you that one of the reasons that I am so excited about this deal is that, again, in the ringside seat that I’ve had in the Board of Directors there for the last 8.5 years, I’ve watched them really build muscle and knowledge and expertise on the real estate side. And they just have a wonderful team at this. And it’s a core competency. Their ability to open venues profitably, to excite consumers consistently and to select those venues is really quite impressive and it’s something that I and their team have high confidence in. I mean it’s just almost never misses now. It’s a well-oiled machine from that perspective, with a very strong team. And you can — on a competitive front, there’s nobody else out there. There’s a lot of little ones that have tried to do something, but nobody has scale at the same level of expertise at this — the Topgolf does. As a result, when they get into competitive situations, if they get into a competitive situation, Topgolf is by far and away, the preferred outcome for the local community and has the global scale that comes with that.

Dolf or William, anything you want to add to that?

Dolf Berle - Topgolf International, Inc. - CEO & Director

Chip, I might only add one thing, which is that the projected growth and number of venues that we’re intending to do in the coming years on a per-year basis is something that we have already done. So we have the operating muscle and knowledge to actually build at the rate that we’re projecting here. So from my standpoint, not only the quality of the real estate site selection process and, of course, the construction, but also the ability to open and operate effectively without it negatively affecting the remaining base of venues is something that we feel very confident in.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Yes. If you look at just from a math exercise, we’re talking about 8 venues next year, 10 each year after that. They have 33 venues currently in some stage of development.

Alexander Rocco Maroccia - Joh. Berenberg, Gossler & Co. KG, Research Division - Analyst

Okay. No, that’s all helpful. And just a second one, I know it’s looking out a bit. But when you think this — when you think this deal will be accretive to EPS, as you didn’t mention any EPS accretion in ‘22?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Good point, and you’re right on that. So with 33 venues in some stage of development plus a nascent Toptracer Range business, Topgolf is very much in a high-growth phase right now. As a result, it won’t be EPS accretive for some time, probably not until 2025. But when it becomes accretive, it’s going to be really, really accretive. And again, we’re targeting greater than $1 billion of EBITDAS by the end of this decade, with incremental white space on top of that in a highly complementary fit that enhances the competitive advantage of both business. So the story is not around the EPS that will come, it’s a compelling story, we hope, nevertheless.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Operator

Our next question will come from George Kelly of ROTH Capital Partners.

George Arthur Kelly - ROTH Capital Partners, LLC, Research Division - MD & Senior Research Analyst

So I guess, a couple for you. First, just with regards to Topgolf’s venue business, curious if you could talk about the competitive dynamics? And just thinking about on the other side of COVID, whenever that is, has there been a lot of closures and sort of — what’s it look like with competitors? And how has that sort of impacted the dynamics around inbound inquiries for real estate for new development? Are you getting pinged all the time with malls and other developers? Has that changed? Has it increased?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Okay, George, good questions. The first one, when you talk about competitors to Topgolf, Drive Shack would be the only meaningful one that I’maware of. But in general, we’re not going to talk much about competitors for obvious reasons and out of respect to them. There is nothing anywhere even close to the scale of Topgolf, though, and that is a business that has very, very strong first-mover advantages. In terms of the competitive options for entertainment and activities, et cetera, Dolf, can you elaborate a little bit on that? And then any color you want to provide on interest or inbound?

Dolf Berle - Topgolf International, Inc. - CEO & Director

Sure. We really find ourselves competing in what we call the attention economy. And so far and away, the biggest competition for us today is movie theaters, dance halls, bowling, any number of other things that people can do when they want to go out and recreate. And so what we try to do is be really thoughtful in terms of our real estate site selection to make sure that we’re optimally placed in the market to put ourselves in the best possible position that way. And I’m sorry, will you remind me of the second part of the question?

George Arthur Kelly - ROTH Capital Partners, LLC, Research Division - MD & Senior Research Analyst

Yes. Just curious, if you’re getting a lot more interest sort of inbound? And are the terms of real estate deals? Is it changing just as a result of COVID?

Dolf Berle - Topgolf International, Inc. - CEO & Director

So we absolutely are receiving a huge amount of inbound, particularly now that we have venues of different sizes that we can put in smaller cities. So that’s quite aggressive on our end, and so is the inbound inquiries related to international franchise development as people understand we’re doing it and see some of the success we have, for example, down in the Gold Coast in Australia. So that is a quickening market. And I think that we — we’re just on the lucky side of what’s going on in the marketplace, as people seek outdoor opportunity. And in fact, a fair amount of — some number of competitors and people in the attention economy have had to close their doors or shrink by virtue of what’s going on in their businesses. And so we’re just on the fortunate side of these trends in terms of our outdoor use.

George Arthur Kelly - ROTH Capital Partners, LLC, Research Division - MD & Senior Research Analyst

Okay. Great. And then just one quick follow-up, what are the long-term — what is the long-term EBITDA margin target for Topgolf?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

We’re not, George, at this point, providing a long-term EBITDAS margin target, we provided in the presentation quite a bit of detail on some of the specific segments and business units, but not a combined.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Operator

Our next question will come from Casey Alexander of Compass Point.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

I’m trying to reconcile a little of the math here. On Slide 12, you say that the target average venue level adjusted EBITDAS is $5 million. And yet in 2019, with EBITDAS of $59 million, that’s only a little over $1 million per venue. So I’m not sure I understand the conversion there.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Sure. It’s $5 million per venue pre-overhead. And then the 2019 is the full enterprise, so it includes corporate and venue level overhead, which is a deduction after the individual venue overheads - individual venue EBITDAS. So does that make sense, Casey?

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

No.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Okay. So with each venue will contribute $5 million. So if you had 20 of those, that would be $100 million. And then I have to subtract the cost of William, Dolf, all of the people at corporate and any venue overhead in corporate. So if you look at — does that make sense now?

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

It does. It doesn’t sound like a real number then, because those are real costs. Let me ask you a different question...

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

We’re providing all the individual numbers. What we’re trying to provide you, Casey, was the way that you could look as we add new venues, and you could build models to see how this ramps. But clearly, we’re...

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Yes. Well let me ask you a different question, okay? The enterprise value of this transaction is 42x that 2019 EBITDA number. In your best case — or in your scenario that you add $100 million in EBITDA to Topgolf, it still only comes down to 16x in 2022. So I’m curious what metric did you use to value this acquisition? I mean I understand all the reasons for doing it, I don’t understand the price.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

Sure. We used discounted cash flow. We were highly advised by outside investors. We used multiple valuation methodologies, and we are confident that this is going to be a very attractive investment and partnership and merger for all shareholders.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Operator

Our next question is a follow-up from Brett Andress of KeyBanc Capital.

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

Just a question on — what are the terms of the lockup on the new shares that are being issued to the Topgolf shareholders?

Brian P. Lynch - Callaway Golf Company - Executive VP & CFO

It’s a little complicated, because there’s different series in the lockup to 10. But for the most part, there’s a Series H transfers into common stock, there’s no lockup on that. But for the most part, they’ll be locked up for at least 6 months, and then there is some coordination provision among the bigger holders for the next 2 years and some limitations on the selling through. It really depends on the series. It’s a little complicated, but there are some restrictions.

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

Okay. Okay. And then the last one here, just so we can start to build out our unit models here, I guess, what units — or how many units are slated to open this year? And then how many are slated to open in ‘21, I guess, just as a starting point?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

This year, because of the COVID impact, if I’m not mistaken, Dolf and William, jump in. 5 opened 1 closed?

Dolf Berle - Topgolf International, Inc. - CEO & Director

That’s correct.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

And then next year, we are targeting 8.

Dolf Berle - Topgolf International, Inc. - CEO & Director

That is also correct.

Brett Richard Andress - KeyBanc Capital Markets Inc., Research Division - Associate VP

How about ‘22? I’ll try that.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

‘22 forward is 10 per year.

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OCTOBER 27, 2020 / 9:30PM, ELY.N - Callaway Golf Co Enters Definitive Merger Agreement with Topgolf Entertainment Group Conference Call

Operator

Our next question is a follow-up from John Kernan of Cowen.

John David Kernan - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I think I got cut off last time. Just when you look at the kind of dream the dream scenario, Chip, of the $1 billion in EBITDAS by fiscal ‘30, what is the margin structure of the business look like then? It looks like it’s almost a $9 billion top line pro forma, which is more than triple the business in fiscal ‘19. I’m just curious what type of margin structure you’re putting on the business as we get into those kind of pretty far out years?

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

John, I don’t have that handy with me. But we’re obviously providing the estimates of revenue growth and EBITDAS growth. So probably fairly easy to calculate that. And as consistent with what I hope is my track record, the dream the dream seems a little — that’s not my stuff.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Chip Brewer, CEO of Callaway Golf, for any closing remarks.

Oliver G. Brewer - Callaway Golf Company - President, CEO & Director

I’d like to thank everybody for joining us for the call tonight. I know it’s late in many parts of the country and disrupted your schedule. So thank you so much for fitting us in. This is a really exciting time for Callaway Golf, Topgolf, and candidly, for the sport of golf. Because this is good for all parties here. It’s a transformative merger, where both sides have a highly complementary fit and a stronger competitive advantage going forward. For Callaway shareholders, this is going to more than double our growth prospects and strengthen our competitive advantage. I’m confident that we’re going to be able to do some exciting things here and deliver very attractive returns, and I look forward to realizing this potential with you and discussing it further as we move forward. Thank you so much for your time, and look forward to talking you soon as we get into the Q3 results for Callaway in the next week or so.

Operator

The conference has now concluded. Thank you for attending today’s presentation, and you may now disconnect.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.